Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND SIX MONTHS ENDED JUNE 30, 2010

Results of operations – management discussion & analysis

(Percentage changes are based on the full numbers in the accompanying financial statements)

Voyage revenues

Voyage revenues from vessels were $112.8 million during the quarter ended June 30, 2010 compared to $114.2 million during the quarter ended June 30, 2009, a decrease of $1.3 million or 1.2%. During the six months ended June 30, 2010, voyage revenues from vessels were $217.5 million compared to $240.5 million during the six months ended June 30, 2009, a decrease of $23.0 million or 9.6%. The decrease in the three month period was due to there being one less vessel than in the prior three month period and to lower product tanker rates, although rates for the larger crude carriers were higher. For the six month period, the decrease was primarily due to a generally softer freight market compared to the previous year’s equivalent period, especially with regards to the first quarter results of the respective years, caused by the slowdown of trading activity exacerbated by increasing vessel supply, oil production cutbacks and rising oil inventories.

During the second quarter, the Company operated on average 45.0 vessels compared to 46.0 in the second quarter of 2009. For the first half of 2010, on average 45.8 vessels were operated compared to 46.0 in the first half of 2009. Since the beginning of 2009 to June 30, 2010, the Company has taken delivery of the newly designed aframaxes Ise Princess, Asahi Princess and Sapporo Princess and sold the suezmaxes Pentathlon and Decathlon, the aframaxes Parthenon and Marathon and the panamax Hesnes.

As a consequence of the flat product carrier market, revenue earned per vessel on average within the second quarter of 2010 was lower than the previous year’s second quarter, despite a more buoyant crude tanker sector. The average daily revenue per vessel for the quarter, after deducting voyage expenses (time charter equivalent or TCE, see definition below) was $22,059 per day compared to $22,890 for the previous year’s second quarter. There was a modest increase in the number of days utilized in profit-share arrangements which totaled 1,823 compared to 1,788 in the second quarter of 2009. The number of days in the second quarter 2010 that vessels were employed on spot, contract of affreightment and pool voyages increased to 1,514 from 1,307 in the second quarter of 2009. Operating days on pure time-charter without profit share fell by 336 days between the two second quarters. This new alignment of employment arose as a result of the expiration of previous time-charters within 2009 and our decision to obtain new employment in contracts of affreightment and pools in anticipation of securing more lucrative time-charters when the economic environment was expected to be less volatile.

Average daily TCE rate earned for the three and six month periods ended June 30, 2010 and June 30, 2009 were as follows:

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009
	$			$
LNG carrier	27,378	45,998	37,788	45,995
VLCC	43,549	38,257	36,857	34,479
Suezmax	29,570	28,042	28,880	32,574

Aframax	25,543	20,200	23,627	24,777
Panamax	16,918	20,647	15,719	21,619
Handymax	10,361	15,144	10,877	17,836
Handysize	13,796	18,824	14,941	18,729

TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the period presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Three months ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Voyage revenues	$112,847	$114,180	$217,521	$240,491

Less :Voyage Expenses	(25,475)	(21,334)	(44,924)	(36,422)
Add: Representative operating expenses for bareboat charter ($10,000 daily)	910	910	1,810	1,810

Time charter equivalent revenues	$88,282	$93,756	$174,407	$205,879

Divided by: net earnings (operating) days	4,002	4,096	8,161	8,174
Average TCE per vessel per day	$22,059	$22,890	$21,371	$25,187

The earnings of product carriers on profit-sharing arrangements were only at or slightly above the fixed minimum rate, which helped protect the overall income stream as actual market rates were below our fixed minimums. Those aframaxes and suezmaxes on profit-sharing arrangements earned amounts above the minimum rate, and generally higher compared to prior year’s second quarter rates on profit-sharing arrangements. For two VLCCs, La Prudencia and La Madrina, and two panamaxes, Maya and Andes, on six-month profit-sharing arrangements, the VLCCs earned well above minimum and higher than the previous second quarter although the panamaxes earned only the minimum guaranteed rates that were achieved at the profit-share determination performed in the second quarter.

Total utilization (total days that the vessels were actually employed as a percentage of total days in the period that we owned or controlled the vessels) achieved by the fleet in the second quarter, 2010 was 97.8%, the same as in the second quarter of 2009. For the six month periods the utilization achieved was 98.5% in 2010 and 98.2% in 2009. The days lost in the second quarter of 2010 relate to the dry-docking of Eurochampion and La Prudencia and the six month period also includes Didimon, repairs performed on Propontis and off-hire on Hesnes as the vessel was en route to the Far East for delivery to its new owners which took place on April 8, 2010. In the second quarter of 2009, lost days included dry-docking of Aris and Promitheas and off-hire on Victory III.

Commissions

Commissions amounted to $4.1 million, or 3.6% of revenue from vessels, during the quarter ended June 30, 2010, compared to $4.2 million, or 3.7% of revenue from vessels, for the quarter ended June 30, 2009. For the six month period, commissions amounted to $8.1 million, or 3.7% of revenue from vessels in 2010, compared to $9.3 million, or 3.9% in 2009. The overall decrease in both periods was due to reduced revenues and changes in employment of several vessels to employment contracts, especially pool arrangements, on which lower commission was charged.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, agency fees, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time-charters and bare-boat charters they are borne by the charterer, or, in the case of vessels in a pool, by the pool operators. Voyage expenses were $25.5 million during the quarter ended June 30, 2010, compared to $21.3 million during the prior year’s second quarter, a 19.4% increase. For the six months to June 30, 2010, voyage expenses were $44.9 million compared to $36.4 million during the prior year’s first half, a 23.3% increase.

The amount of voyage expenses is highly dependent on the voyage patterns followed and part of the change between quarters may usually be explained by changes in the total operating days the fleet operated on spot charter and contract of affreightment. However, the number of days that vessels were employed on these types of charter in the second quarter of 2010 decreased by 7.7% compared to the second quarter of 2009, and by 9.8% for the respective six month periods. The increase in voyage expenses was due primarily to the increase in total bunker expenditure by approximately 38% between the respective quarters. While volumes consumed had declined in line with the number of vessels on spot voyages, the average price for bunker purchased in the quarters had increased by approximately 45%. For the respective six month period, average bunker prices had increased by 67%.

Charter hire expense

Charter hire expense incurred during the second quarter of 2010 amounted to $1.4 million relating to the suezmax Nordic Passat, the former Decathlon which was sold in February to a third-party buyer, and immediately time-chartered back to us (with the new name) in order to continue its existing charter obligations of the Company. It was redelivered to its new owners in mid-June 2010. For the first half of 2010, the total charter-hire expense amounted to $1.9 million, which, apart from the Nordic Passat, included the charter of a handysize product carrier for a brief period to cover the charter obligations of Didimon while that vessel was in dry-dock. No vessels were chartered-in during 2009. The Company has no immediate plans to further charter-in vessels and therefore does not expect to incur charter hire expense for the foreseeable future.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter (Millennium). Total operating costs were $29.4 million during the quarter ended June 30, 2010 compared to $34.9 million during quarter ended June 30, 2009, a decrease of 15.7%, partly due to there being one vessel less than in the equivalent period of 2009, but more significantly to a fall in daily operating costs per vessel. During the six months ended June 30, 2010, total operating costs were $63.9 million compared to $72.8 million during the six months ended June 30, 2009, a 12.2% reduction due mostly to the reduction in daily operating costs per vessel (the fleet size being similar in the two periods).

Vessel operating expenses per ship per day for those vessels in the fleet incurring operating expenses decreased to $7,342 for the quarter ended June 30, 2010 from $8,514 for the quarter ended June 30, 2009, a 13.8% decrease. There was a 7% strengthening of the U.S. dollar, which mainly impacted crew costs (as most vessel officers are paid in euro), and there were reduced insurance costs. In addition, there were notable falls in expenditure in the categories of stores, spares, repairs and lubricants, part of which may be explained by the stronger purchasing power achieved by the cooperation between our technical managers and the German owned ship management company Columbia ShipManagement Ltd.

Tsakos interests and the owners of Columbia ShipManagement Ltd., have jointly created a new ship management company in Greece known as Tsakos Columbia ShipManagement S.A. (“TCM”) which, from July 1, 2010, started to manage virtually all the vessels owned by TEN and Tsakos private clients, and will seek to obtain third-party clients. For the six months ended June 30, 2010, daily operating expenses per ship were $7,885 compared to $8,932 in the previous first half year, an 11.7% decrease for similar reasons as described above for the second quarter periods except that there was no material change in the average dollar/euro rate between the two six month periods.

Depreciation

Depreciation was $22.3 million during the quarter ended June 30, 2010 compared to $23.3 million during the quarter ended June 30, 2009, a decrease of 4.1%. For the first half year of 2010, depreciation was $43.9 million compared to $46.3 million in the prior year first half, a 5.1% decrease. We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. The assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $300 per lightweight ton. In assessing the useful lives of vessels, we have adopted the industry-wide accepted practice of assuming a vessel has a useful life of 25 years (40 years for the LNG carrier), given that all classification society rules have been adhered to concerning survey certification and statutory regulations are followed.

In the latter part of 2009, five vessels met the criteria to be accounted for as held-for-sale at the year-end. As such they were included as current assets and any further depreciation ceased. Two of these vessels were delivered to their new buyers in the first quarter and a further two in the second quarter. The fifth vessel has since also been sold. In addition, the net book value of the vessel Vergina II (together with the net book value of two other vessels which were considered as held-for-sale) was impaired and reduced to fair value thereby incurring a reduced depreciation charge henceforth. Also, one other vessel was sold and two aframaxes were acquired in the intervening period since June 30, 2009, and the sum of these actions has resulted in a reduction of approximately $1 million to the quarterly depreciation charge.

Amortization of deferred charges

During the quarter ended June 30, 2010, amortization of deferred dry-docking charges was $1.1 million compared to $1.8 million during the quarter ended June 30, 2009. The reduction primarily related to the expensing against sales proceeds of the remaining unamortized deferred dry-docking charges on sold vessels. In addition, although there were eleven new dry-dockings between June 30, 2009 and June 30, 2010, seven involved new smaller vessels for which only relatively small amounts of dry-docking related charges could be deferred, as compared to costs incurred in dry-docking larger older vessels.

Impairment

Our tests do not indicate that an impairment charge is required for any particular vessel at June 30, 2010.

The carrying value of the Company’s vessels includes the original cost of the vessels plus capitalized expenses since acquisition relating to improvements and upgrading of the vessel, less accumulated depreciation. Carrying value also includes the unamortized portion of deferred special survey and dry-docking costs. The carrying value of vessels usually differs from the fair market value applicable to any vessel, as market values fluctuate continuously depending on the market supply and demand conditions for vessels, as determined primarily by prevailing freight rates and newbuilding costs.

In order to identify indicators of impairment, we test for recoverability of each vessel’s carrying value and if necessary, measure the required impairment charges, management regularly compares each vessel’s carrying amount with the average of two fair market value assessments, as provided by two independent brokers. In the event that an indicator of impairment exists because a vessel’s carrying value is in excess of its fair market value, management estimates the undiscounted future cash flows to be generated by each of the Company’s vessels in order to assess the recoverability of the vessel’s carrying value. These estimates are based on historical industry freight rate averages for each category of vessel taking into account the age, specifications and likely trading pattern of each vessel and the likely condition and operating costs of each vessel. Economic forecasts of world growth and inflation are also taken into account. Such estimations are inevitably subjective and actual freight rates may be volatile. As a consequence, estimations may differ considerably from actual results.

While management, therefore, is of the opinion that the assumptions it has used in assessing whether there are grounds for impairment are justifiable and reasonable, the possibility remains that conditions in future periods may vary significantly from current assumptions, which may result in an impairment loss, especially in regards to older vessels. Management performs tests on the value and future cash flows for the possibility of impairment on a quarterly basis.

In the event that the undiscounted future cash flows do not exceed a vessel’s carrying value, an impairment charge is required, and the vessel’s carrying value is written down to the fair market value as determined above. As vessel values are also volatile, the actual market value of a vessel may differ significantly from estimated values within a short period of time.

Management fees

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. The fee pays for services that cover both the management of the individual vessels and of the enterprise as a whole. According to the amended management agreement (from January 2007), there is a prorated adjustment if at beginning of the year the Euro has appreciated by 10% or more against the U.S. Dollar since January 1, 2007, and an increase each year by a percentage figure reflecting 12 month Euribor, if both parties agree. As a consequence, from January 1, 2009 monthly fees for operating vessels increased from $23,000 to $23,700 and for operating vessels chartered out on bare-boat, from $17,000 to $17,500. From January 1, 2010, monthly fees for operating vessels increased from $23,700 to $24,000 and for operating vessels chartered out on bare-boat, from $17,500 to $17,700. Management fees totaled $3.2 million during the quarter ended June 30, 2010, compared to $3.3 million for the quarter ended June 30, 2009, a 0.8% decrease over the quarter ended June 30, 2009 due to the slightly reduced fleet. For the six months ended June 30, 2010, management fees were $6.6 million compared to $6.5 million in the previous first half year, a 0.8% increase due to slightly increased fees (the fleet size being virtually the same). Total fees include fees paid directly to a third-party ship manager in the case of the LNG carrier. From July 1, 2010, management of all but three vessels of the fleet are managed by TCM and vessel monthly fees have been increased by $3,000 or approximately $100 per day per vessel, substantially less than the savings achieved from the creation of the new ship management company.

General and administrative expenses

General and administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. General and administrative expenses were $0.8 million during the quarter ended June 30, 2010 compared to $0.9 million during the previous year’s second quarter, a decrease of 11.8% mainly due to reduced promotional costs. For the six months to June 30, 2010, general and administrative expenses were $1.8 million compared to $2.4 million during the previous year’s first half, a decrease of 24% mainly due to reduced professional fees, promotional and office costs.

General and administrative expenses plus the management fees and the stock compensation expense (see below), represent the overhead of the Company. On a per vessel basis, the daily overhead was $1,077 for the second quarter of 2010, compared to $1,031 in the second quarter of 2009. Although there were considerable savings on general and administrative expenses and a small change in management fees, there was an increase in stock compensation expense due to a further issuance of grants as described below.

Stock compensation expense

As at June 30, 2010, 727,450 restricted share units (RSUs) had been issued to directors, officers and seafarers employed by the Company and to staff of the commercial and technical managers (who are considered as non-employees for accounting purposes), of which 378,700 had vested and 16,300 forfeited. The remaining outstanding RSU’s will vest at various dates until December 31, 2011. The amortization charge for RSUs awarded to directors, officers and seafarers is based on their fair value which is based on the Company’s share price on issuance of the RSUs. For non-employees, the amortization rate is based on the share price at the vesting date and therefore the valuation is adjusted quarterly in line with movements in the share price until the vesting date. The amortization charge (stock compensation expense) for the second quarter of 2010 amounted to $0.4 million compared to $0.1 million in the second quarter of 2009, primarily due to the issuance of 121,800 RSUs in March and June 2009. For the first half of 2010, the charge was $0.8 million compared to $0.2 million for the first six months of 2009, again mainly due to the new issuance. On July 1, 2010, a further issuance of 145,000 RSUs occurred, vesting 50% on June 30, 2011 and 50% on June 30, 2012.

Gain on sale of vessels

During the second quarter of 2010, the Company sold the aframax Marathon for $38.5 million realizing a gain of $5.8 million, and the panamax Hesnes for $7.4 million realizing a minimal gain, the vessel having suffered an impairment charge at the end of 2009 to bring her book cost down to fair market value. During the first quarter of 2010, the Company sold the aframax Parthenon for $39.5 million realizing a gain of $8.4 million, and the suezmax Decathlon for $51.5 million realizing a gain of $5.9 million. In the first half of 2009 there were no sales of vessels. The panamax tanker Victory III was sold in the third quarter for $7.2 million, before commission and expenses, which approximates the vessel’s carrying value, the vessel having incurred an impairment charge at the end of 2009 to reduce the carrying value to fair market value.

Operating income

Income from vessel operations was $30.1 million (including gains on the sale of vessels amounting to $5.8 million,) during the second quarter of 2010, compared to $24.1 million (with no gains on the sale of vessels) during the second quarter 2009, representing a 25.0% increase. During the first half of 2010, income from vessel operations was $63.2 million, (including gains on the sale of vessels amounting to $20.2 million,) compared to $63.0 million (with no gains on the sale of vessels) during the first half of 2009, representing a 0.3% increase.

Interest and finance costs

Interest and finance costs were $21.5 million for the second quarter of 2010 compared to $6.0 million for the quarter ended June 30, 2009, a 256.5% increase. Loan interest (excluding the impact of interest rate swaps) in the second quarter 2010 decreased by 46% to $5.6 million from $10.3 million in the second quarter of 2009. The average balance of outstanding debt was approximately $1,448 million for the second quarter of 2010 compared to $1,480 million for the previous year’s second quarter and the average loan interest rate fell to 1.5%. However, the average all-in loan finance cost in the second quarter of 2010, taking account of net swap interest paid, was 4.3% compared to 3.6% in the previous year’s second quarter. Interest paid on swaps amounted to $9.9 million in the second quarter 2010 compared to $3.1 million in the second quarter of 2009, mainly due to the fall in variable interest rates.

For the six months to June 30, 2010, interest and finance costs were $35.6 million compared to $21.2 million, a 68.3% increase. Loan interest decreased to $11.4 million from $25.0 million due to a 54% reduction in interest rates and a reduction of overall loans outstanding. However, interest paid on swaps increased to $17.6 million from $5.9 million in the prior half year.

There was a non-cash negative net movement of $4.5 million in the fair value (mark-to-market) of the non-hedging interest rate swaps in the second quarter of 2010, compared to a positive movement of $4.0 million in the second quarter of 2009. In the six months to June 30, 2010, there was a negative movement of $5.2 million compared to a positive movement of $5.2 million for the first half year of 2009.

At the end of the first quarter, an agreement was made to sell the panamax Hesnes. As a consequence, the interest rate swap relating to the loan which included the part financing of Hesnes became ineligible for special hedge accounting and was de-designated as a result of which a part of the accumulated negative valuation relating to this swap amounting to $0.4 million was transferred, in the first quarter, from other comprehensive income to the income statement. In addition, the remaining part of the accumulated negative valuation relating to this interest rate swap amounting to $6.9 million, will be amortized to earnings over the remaining life of the swap to 2014. In the second quarter, an amount of $0.4 million was amortized.

Also in the second quarter of 2010, there was a negative non-cash movement of $2.5 million on bunkers swaps entered into in March 2009, which do not qualify as hedging instruments. This was offset by $0.7 million in actual cash received on the swaps in the second quarter 2010. In the second quarter of 2009, there was a positive movement of $3.0 million on these swaps and $0.1 million cash was received. For the six months to June 30, 2010, cash received amounted to $1.4 million ($0.1 million in the prior period) and valuation movements amounted to a negative $3.3 million compared to a positive $3.9 million in the prior six months.

Capitalized interest is based on expenditure incurred to date on vessels under construction. In the second quarter of 2010, capitalized interest was $0.7 million compared to $0.5 million in the previous year’s second quarter, the increase being due to the large installments made on the two suezmaxes under construction despite a slightly smaller remaining new building program, two vessels having been delivered since mid-2009. For the first half of 2010 and 2009, capitalized interest was $1.2 million and $1.1 million respectively.

Amortization of loan expenses was amounted to $0.3 million in the second quarter of 2010 and $0.2 million in the second quarter of 2009.

Interest income

Total income derived from bank deposits was $0.7 million during the second quarter of 2010 and $1.1 million during the quarter ended June 30, 2009. For the six month periods, 2010 and 2009, $1.3 million and $2.5 million were earned respectively, the decreases being mainly due to the drop in interest rates between the relevant periods.

Net income attributable to the non-controlling interest

A third-party company has a non-controlling interest of 49% in our subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax vessels Maya and Inca. Income attributable to the non-controlling interest in the second quarter 2010 amounted to $0.7 million compared to $0.5 million in the second quarter 2009, the increase being primarily due to the increase in net income of Mare Success S.A. and subsidiaries arising from reduced loan interest and running expenses which offset a fall in revenue generated by the two vessels because of the softer market. For the six months to June 30, 2010, the income attributable to the non-controlling interest amounted to $0.9 million compared to $1.2 million in the previous first half year, the decrease being primarily due to a reduction in revenue between the comparative periods.

Net income attributable to Tsakos Energy Navigation Limited

As a result of the foregoing, net income attributable to Tsakos Energy Navigation Limited for the quarter ended June 30, 2010 was $8.5 million, or $0.22 per share, diluted, versus $18.8 million, or $0.51 earnings per share, diluted, for the quarter ended June 30, 2009. Net income attributable to Tsakos Energy Navigation Limited for the six months ended June 30, 2010 was $27.9 million, or $0.73 per share, diluted, versus $43.2 million, or $1.16 earnings per share, diluted, for the six months ended June 30, 2009.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our newbuilding program and dry-docking schedule requires us to expend cash. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

Given our non-restricted cash holdings as at June 30, 2010 of $305.6 million and the number of vessels we have on time charter, we believe that even if there is a further major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2012, taking into account both our existing capital commitments and the minimum debt service requirements.

Working capital (non-restricted net current assets) amounted to $161.9 million at June 30, 2010, compared to $200.6 million as at June 30, 2009. Non-restricted cash balances at June 30, 2010 were $305.6 million compared to $292.6 million at June 30, 2009.

Net cash provided by operating activities was $24.5 million in the quarter ended June 30, 2010, compared to $22.4 million in the previous year’s second quarter. For the six month respective periods, net cash from operating activities was $44.5 million in 2010, compared to $73.6 million because the revenue in the first half of 2010 was lower compared to the first half of 2009, due to the softer market.

Expenditure incurred for dry-dockings for survey purposes, which are deferred and amortized to expense over the period from the dry-docking to the date of the next scheduled dry-docking, is deducted from net income to calculate cash generated by operating activities. In the second quarter of 2010, an amount of $2.6 million was paid on the dry-docking of Eurochampion and La Prudencia, while payments of $0.4 million were made on survey work in the second quarter of 2009. For the six months period, $3.0 million was paid in 2010 compared to $0.4 million in the previous year.

Net cash provided by investing activities was $53.4 million for the quarter ended June 30, 2010, compared to net cash used in investing activities of $2.4 million for the quarter ended June 30, 2009. In the second quarter of 2010, net funds for acquisitions and improvements on existing vessels amounted to $44.0 million, mostly relating to the acquisition of Sapporo Princess while only $1.4 million was paid in the prior second quarter. In the second quarter of 2010, the vessels Marathon and Hesnes were sold generating $44.7 million. For the six month period, vessel sales proceeds generated $134.1 million. In the first half of 2009, there were no sales of vessels.

In the second quarter of 2010, advances for vessels under construction amounted to $54.2 million compared to $1.4 million in the second quarter of 2009. For the six month period, advances amounted to $93.5 million in 2010 and $2.4 million in 2009. There were a total of three vessels on order as at June 30, 2010 and two on order as at June 30, 2009. The aframax Sapporo Princess was delivered in April 2010 and the second aframax to be delivered in 2010, Uraga Princess, was paid for at the end of June and delivered on July 2, 2010. The final two vessels under construction are suezmaxes to be delivered in 2011. The contract price of these two suezmaxes was renegotiated at the beginning of 2010 and a reduction of $2.5 million each was achieved in return for an acceleration of installment payments. As a result, $16.0 million each was paid as installments for these newbuildings within the first quarter 2010 and a further $10.8 million paid on one of the vessels in the second quarter of 2010. A further $5.9 million was paid on the second aframax, Uraga Princess, on which the final sum of $42.9 million was paid in the second quarter. In total, $81.8 million was remaining to be paid at June 30, 2010 all relating to the two suezmaxes, $21.6 million in 2010 and $60.2 million in 2011. We are in discussion with banks as to the part financing of these two suezmaxes.

Net cash provided by financing activities was $11.0 million in the quarter ended June 30, 2010, compared to $49.4 million used in financing activities during the quarter ending June 30, 2009. Net cash used in financing activities was $31.6 million in the six months ended June 30, 2010, compared to $73.2 million during the six months ended June 30, 2009. In the second quarter, $79.0 million new debt was drawn down for the delivery of the two new aframaxes, compared to only $5.0 million in the previous second quarter. There were scheduled loan repayments of $28.8 million and prepayments totaling $34.6 million on the sale of the Marathon and Hesnes in the second quarter of 2010, compared to $20.9 million repayments in the second quarter of 2009.

Total debt outstanding decreased from $1,451 million at the beginning of the second quarter 2010 to $1,467 million by the quarter end. The debt to capital (equity plus debt) ratio was 60.9% at June 30, 2010 (or 54.9% on a net of cash basis). No new interest rate swaps were arranged during the second quarter. Interest rate swap coverage on outstanding loans was approximately 61%.

The more significant of the financial covenants included in the bank loan agreements are the requirements to maintain an agreed upon minimum liquidity, a minimum hull value per vessel as compared with the outstanding loan of such vessel and to maintain a (leverage) ratio of debt to net assets (adjusted by the fair value of vessels) less than 70%. Non-compliance with any of these covenants could result in a default under our credit agreements, requiring the Company to prepay the amount required to redress the default. The most significant risk in the current economic environment has been the decline in vessel values which, more recently started to increase again. However, were values to decline again to lower levels than in recent months, it could eventually lead to non-compliance in respect of the minimum hull value to loan requirement and the leverage ratio on one or more of our loans. At June 30, 2010, the Company was compliant with the financial covenants included in all of the bank loan agreements.

In the second quarter of 2010, all remaining Treasury Stock totaling 94,500 shares at March 31, 2010 were issued and 445,127 new shares were issued and sold, raising a total of $8.5 million, as part of the “at-the-market” equity offering program which was initiated in December 2009. There have been no further sales in the third quarter, although management still intends to sell a further 500,000 shares if market conditions allow. In total to date $20.1 million has been raised from the program.

A final dividend of $0.30 was declared for the fiscal year 2009, which was paid on April 29, 2010 and amounted to $11.4 million. The dividend policy of the Company was amended in May 2010 to pay dividends on a quarterly basis, but still depending on cash availability and requirements, and with a target of between 25% and 50% of the net income in any given year. The first quarterly dividend of $0.15 was declared in May and paid on July 15, 2010, totaling $5.7 million.

On July 28, 2010, the Company announced the decision to acquire four 2009-built 74,000 dwt panamax tankers from affiliated companies for a total of $218 million. The vessels World Harmony and Chantal were delivered in early August. They have been part financed by new debt amounting to $35 million each. The second pair will be delivered in the fourth quarter and discussion regarding the bank finance for these vessels is currently in progress.